Please note that this letter is in draft form, and in no way reflects the Registrant's or Fund management's final intent with respect to the filing discussed herein.

Kinetics Asset Management, Inc.
16 New Broadway
Sleepy Hollow, NY 10591

[Date]

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Linda Stirling

Re:
Kinetics Mutual Funds, Inc. (“Registrant”) - Securities and Exchange Commission
(“SEC” or the “Staff”) Review of Post-Effective Amendment No. 24 to Registration
Statement on Form N-1A (No. 333-78275/811-09303)

Dear Ms. Stirling:

This letter is in response to the Staff’s oral comments received on May 29, 2007 with respect to Registrant’s Post-Effective Amendment No. 24 filed on April 10, 2007 with respect to The Water Infrastructure Fund (the “Fund”).  For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Registrant’s responses.

In addition, in connection with this filing, the Registrant hereby states the following:

1.
The Registrant acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and Registrant and its management are responsible for the content of such disclosure;

2.
The Registrant acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory agencies from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Registrant represents that neither Registrant nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person under the federal securities laws of the United States.

The Registrant’s responses to your comments are as follows:

COMMENTS TO THE PROSPECTUSES

{Comments 1-21 apply to each of the Fund’s three Prospectuses: the No Load Class, the Advisor Class, and the Institutional Class Prospectuses}.

1.
The first paragraph under “Principal Investment Strategies” states that the Fund may invest in “…fixed-income securities such as bonds and debentures…”  Please disclose the issuer of such securities.  In addition, please disclose whether there are credit parameters or maturity parameters on investments in these types of securities, and if there are no such parameters, please state this as well.

Response 1:  Registrant believes that the second sentence of the first paragraph under “Principal Investment Strategies” adequately discloses that the Portfolio invests in fixed income securities such as bonds and debentures” … of U.S. and foreign companies engaged in water infrastructure and natural resources with a specific water theme and related activities.”

The second paragraph under “Principal Investment Strategies” will be revised to read as follows:

“Under normal circumstances, the Portfolio will invest no more than 20% of its net assets in fixed income securities.  There are no limitations as to the maturities or credit ratings of the fixed income securities in which the Portfolio may invest; provided, however, that the Portfolio will invest no more than 10% of its total assets in convertible and non-convertible debt securities rated below investment grade, also known as junk bonds, or unrated securities which the Adviser has determined to be of comparable quality.”

2.
The first paragraph under “Principal Investment Strategies” also states that “For purposes of this 80% policy, a company will be considered in the water or natural resource industry if at least 40% of its revenues come from water-related activities or activities related to natural resources.”  For the purposes of this statement, at least 50% of a company’s revenues must come from such activities.  Please modify this statement.

Response 2:  The sentence will be revised to read as follows:

“For purposes of this 80% policy, a company will be considered in the water infrastructure or natural resource industry if at least 50% of its revenues come from water-related activities or activities related to natural resources.”

3.	In the third paragraph “Principal Investment Strategies,” please define the phrase “natural resource sector” in order to clarify which companies would fall within this category.

Response 3: The last sentence of the third paragraph under “Principal Investment Strategies” will be revised to read as follows:

“Companies targeted in the natural resource sector are those that are dependent on water usage in industries such as agriculture, timber, oil and gas service, hydroelectricity and alternative renewable energy.

4.
The fifth paragraph under “Principal Investment Strategies” states that the Portfolio will have value-based strategies.  Please modify this paragraph and apply the plain English standard, clarifying that the Fund will, in fact, be using a value-based strategy.

Response 4: The first sentence of the fifth paragraph under “Principal Investment Strategies” is revised to read as follows:

“The Sub-Adviser uses a value-based strategy in managing the Fund, which means that both equity and fixed income security purchase selections will be based more upon current relative valuation of company fundamentals as opposed to growth prospects of respective companies within the global water industry.”

5.	Please add a disclosure indicating how fixed-income securities will be selected.

Response 5:  See Response 4 above.

6.	Assuming that a value style of investment is used, please add a separate risk disclosure indicating the risks of the value-style.

Response 6: The following is added under “Principal Risks of Investment”:

➢
“Value Style Risks: Over time, a value-based investment style may go in and out of favor, causing the Portfolio to sometimes underperform other funds that use different investment styles, such as a growth-based investment style.”

7.	If investments in derivatives is a principal strategy, please add a risk disclosure for such investments.

Response 7: The following is added under “Principal Risks of Investment”:

“Derivatives Risks:  The Portfolio’s investments in options and other derivative instruments may result in loss.  Derivative instruments may be illiquid, difficult to price and leveraged so that small changes may produce disproportionate losses to the Portfolio.

8.
Please link the specific strategies that would trigger liquidity risk, and clarify and/or augment the ‘Liquidity Risk’ section to make certain this disclosure is tailored to these triggering strategies.

Response 8:  ”Liquidity Risks” under “Principal Risks of Investment” is revised to read as follows:

“The Portfolio’s investments in the securities of small and medium capitalization companies and in non-investment grade fixed income securities makes the Portfolio especially susceptible to the risk that during certain periods the liquidity of certain issuers or industries, or all securities within particular investment categories, will decrease or disappear suddenly and without warning as a result of adverse market or political events, or adverse investor perceptions.

9.
The paragraph describing ‘Foreign Securities Risks’ seems to indicate that the Fund may make direct foreign investments.  Please confirm whether the Fund may make direct foreign investments, and if so, please disclose this fact.

Response 9:  The first sentence of “Foreign Securities Risks” under “Principal Risks of Investment” is revised to read as follows:

“The Portfolio may invest in foreign securities directly or through ADRs and IDRs.  Foreign securities can carry higher returns but involve more risks than those associated with U.S. investments.

10.	Within the risks labeled ‘Non-Diversification Risks,’ please define the phrase “certain risks,” indicating which risks result from non-diversification.

Response 10:  “Non-Diversification Risks” under “Principal Risks of Investment” is revised to read as follows:

➢
“As a non-diversified investment company, more of the Portfolio’s assets may be concentrated in the securities of any single issuer, which makes the Portfolio more susceptible to financial, economic or market events impacting such issuer.

11.
The ‘Credit/Default’ risk paragraph states that “(t)his risk includes the risk of default on foreign letters of credit or guarantees that back Municipal Securities.”  Please disclose which investment strategy or strategies that this risk applies to.

Response 11:  The sentence has been deleted.

12.
The ‘Call Risk’ section discusses “(t)he risk that an issuer will exercise its right to pay principal on an obligation held by the Fund (such as an asset-backed security) earlier than expected.”  Asset-backed securities, however, are not mentioned within the “Principal Investment Strategies.”  Please disclose which investment strategies create the call risk.

Response 12:  ”Call Risks” has been deleted.

13.	Please add a separate disclosure describing the risks involved with investing in ‘natural resource’ companies.

Response 13:  The following is added under “Principal Risks of Investment”:

“Natural Resources Investment Risks: Investments in companies in natural resources industries can be significantly affected by (often rapid) changes in the supply of, or demand for, various natural resources.  These companies also may be affected by changes in energy prices, international political and economic developments, energy conservation, the success of exploration projects, changes in commodity prices, and tax and other government regulations.”

14.
The ‘Market Risks’ section seems to focus on equity securities.  The investment strategies section, however, seems to allow for up to 80% investment in debt securities as well.  Please confirm whether this is the case.

Response 14:  Although the Portfolio’s 80% policy could allow for an 80% investment in fixed income securities, under normal circumstances, the Portfolio will invest no more than 20% of its net assets in fixed income securities.  Registrant has added appropriate disclosure to this effect.  See Response 1.

15.
Within the ‘Industry Specific Risks’ section, it states that “…companies involved in the water industry may be located in societies that are suffering from water stress or scarcity and which do not possess healthy financial markets for business.”  Please define the term “societies” as used within this context.

Response 15: The following parenthetical will be added after the word societies”:  “(i.e. countries or geographic areas).”

16.	Within the ‘Industry Specific Risks’ section, or in a separate disclosure, please discuss the risks of investment in the ‘natural resource’ industry.

Response 16:   See Response 13.

17.
The descriptions of the two investment professionals from the sub-adviser state that they each have been in their current positions since the inception of the sub-adviser.  Please disclose the date of the sub-adviser’s inception.

Response 17:  The Sub-Adviser’s inception was November 14, 2006.  Registrant will add disclosure to that effect to the description of the Sub-Adviser’s investment professionals.

18.
Instruction 2 under Item 5(a)(2) of the Form N-1A requires the disclosure of each portfolio manager’s role on a management team, a description of any person’s role, and the relationship between the person’s role and the roles of other persons who have responsibility for the primary management of the Fund’s portfolio.  Please make the appropriate disclosures to comply with Instruction 2 under Item 5(a)(2).

Response 18: Registrant will add the following disclosure to the Prospectuses:

“William Brennan serves as the portfolio manager and is responsible for the day-to-day management of the Portfolio.  Gerard Sweeny serves as a research analyst.”

19.	If the Fund has reserved the right to redeem shares in kind, please describe the procedures by which the Fund would do so as required under Item 6(c)(3).

Response 19:  The Fund will not reserve the right to redeem shares in kind.

20.
In the “Shareholder Servicing Agents” subsection, it states that the Investment Adviser receives an annual shareholder servicing fee from each Class equal to 0.25% of the Fund’s average daily net assets.  Please confirm that this 0.25% shareholder servicing fee is included within the fee table required under Item 3 of the Form N-1A.

Response 20:  Registrant confirms that the shareholder servicing fee payable to the Investment Adviser is included under “Other Expenses” for each class of shares of the Fund.

21.	Please add the distributor’s name and address to the back cover page of the Prospectus.

Response 21:  Requested change will be made.

{Comment 22 applies only to the Advisor Class Prospectus}

22.
Footnote 7 to the Fee Table discloses Advisor Class A shares of the Fund may pay as compensation up to an annual rate of 0.50% of the average daily net asset value of Advisor Class A shares under the Distribution Plan.  Please include this same information as the Distribution Plan applies to Advisor Class C shares.

Response 22: The following sentence is added at the end of footnote 7:

“Under the Distribution Plan for the Advisor Class C shares, the Advisor Class C shares may pay as compensation up to an annual rate of 0.75% of the average daily net asset value of Advisor Class C shares to the distributor.”

{Comment 23 applies only to the Advisor Class and Institutional Class Prospectuses}

23.
the fee tables in the Advisor Class and Institutional Class Prospectuses, it appears that the only difference in fees between the Advisor Class C shares and the Institutional Class shares is that the Adviser has contractually agreed to waive a portion of the shareholder servicing fees.  Please confirm supplementary that this is the case.

Response 23:  The Advisor Class C shares are subject to a 0.75% Distribution Plan fee, to which the Institutional Class shares are not subject.  Additionally, the Investment Adviser, as indicated above, has also contractually agreed to waive a portion of the shareholder servicing fee on the Institutional Class shares.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION (SAI)

24.
The “General Information” section discusses the Kinetics Portfolio and the Trust.  Considering the plain English requirements, please clarify the relationship between the Portfolio and the Trust in these disclosures.

Response 24:  The second and fourth sentences of the first paragraph under “General Information about Kinetics Mutual Funds, Inc. will be revised to read as follows:

“The Company is comprised of several series, including the Fund, all of which are open-end investment companies. …  The Trust is comprised of several series, including the Portfolio, all of which are open-end investment companies.”

25.
Paragraph three within the General Information section states that “the Adviser provides investment advisory services to a family of eight mutual funds…”  Please clarify whether these eight mutual funds are the Kinetics Mutual Funds, or a separate family of mutual funds independent from Kinetics.

Response 25:  The second sentence of the third paragraph will be revised in relevant part to provide that “… the Adviser provides investment advisory services to the Trust, a family of eight mutual funds … .”

26.
The SAI states that “only the No-Load Class shares and Advisor Class A and Advisor Class C shares of the Fund are currently available to shareholders.”  Please confirm that Institutional Shares are not available to investors.

Response 26:  Institutional Shares are currently available to investors.  The SAI will be revised accordingly.

27.
In the ‘Description of the Fund’ section, the SAI states that the investment objective “listed below” is a fundamental objective.  From the format of the section, it appears that the entire paragraph under the heading ‘Water Infrastructure Fund’ is a fundamental objective.

If this entire paragraph is a fundamental objective, then this contradicts the following statement under ‘Non-Fundamental Investment Limitations:’ “The Fund/Portfolio will not make any changes in its investment policy of investing at least 80% of net assets in the investments suggested by its name without first providing its shareholders with at least 60 days’ prior notice.”   If the 80% policy is not fundamental, please restructure the paragraph within the Description of the Fund section.  Otherwise, please clarify these two apparent contradictory statements.

Response 27:  The section “Description of the Fund” is revised in its entirety to read as follows:

“The Water Infrastructure Fund’s investment objective is to seek to provide investors with long-term capital growth and secondarily with current income.  This investment objective is fundamental and cannot be changed without the approval of shareholders.

The Fund seeks to achieve its objective by investing all of its investable assets in the Portfolio.  Under normal circumstances, the Portfolio invests at least 80% of its net assets plus any borrowings for investment purposes in equity and fixed income securities issued by U.S. and foreign companies engaged in water infrastructure and natural resources with a specific water theme and related activities.

The Fund is classified as a non-diversified investment company.  The Fund should not be used as a trading vehicle.

28.
Within the Interested Directors/Trustees & Officers table, please include the period  of time that Director/Trustee Murray Stahl served as Director of Research of Kinetics Asset Management and Kinetics Mutual Funds, Inc.

Response 28:  Requested disclosure will be added.

29.
Please complete the table disclosing the amounts that the Directors/Trustees owned in the Fund and in all Funds/Portfolios overseen by the Directors/Trustees, and submit the table along with the Funds’ other responses.

Response 29:  Requested disclosure will be added.

30.
In the ‘Shareholder Servicing’ section, it states that the Adviser has contractually agreed to waive a portion of the shareholder servicing fee for the Institutional Class until at least May 1, 2007.  Please update the date through which the Adviser has contractually agreed to waive this fee.

Response 30: The date will be changed to May 1, 2008

We trust that the foregoing is responsive to your comments.  If you have questions or additional comments, please do not hesitate to contact Jeanine Bajczyk at 414-765-6609.

Sincerely,

/s/
Leonid Polyakov, Treasurer